Nuveen Mid Cap Value 1 Fund ** TIME SENSITIVE **

Filed by TIAA-CREF Funds

(Commission File No. 333-282593)

pursuant to Rule 425 under the

Securities Act of 1933, as

amended, and deemed filed

pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934,

as amended

Subject Company:

Nuveen Investment Funds, Inc.

Dear Shareholder:

The Special Meeting of Shareholders of Nuveen Mid Cap Value 1 Fund will reconvene on March 5, 2025. This letter was sent to you because you held shares on the record date and, we have not received your vote.

All shareholders of the Fund are being asked to vote on the proposed reorganization of Nuveen Mid Cap Value 1 Fund into Nuveen Mid Cap Value Fund, a series of TIAA-CREF Funds.

** YOUR VOTE IS NEEDED NOW **

VOTING NOW HELPS MINIMIZE PROXY COSTS, AVOIDS UNNECESSARY COMMUNICATIONS AND ELIMINATES PHONE CALLS TO SHAREHOLDERS

The Board of the Fund believes that the proposal is in the best interest of the Fund and has recommended that shareholders vote “FOR” the proposal.

Because your vote is critical, our outreach to you will continue until there is sufficient voting.

Voting is Quick and Easy. Please vote today using one of the following options:

1.	VOTE ONLINE

Log on to the website or scan the QR code shown on your proxy card. Please have your proxy card in hand and follow the on-screen instructions.

2.	VOTE BY TOUCH-TONE TELEPHONE

Call the automated tollfree number listed on your proxy card. Please have your proxy card in hand and follow the recorded instructions.

3.	VOTE WITH A LIVE AGENT

If you would like to vote with a live agent you can call toll free at (866) 735-3933 and provide your control number and the agent will process your vote over the phone. You will receive a confirmation in the mail of your vote within 5 days.

4.	VOTE BY MAIL

Complete, sign and date the proxy card and then return it in the enclosed postage paid envelope.

A copy of the Proxy Statement may be viewed or downloaded at

https://www.nuveen.com/en-us/investments/proxy-information#mutual-funds. If you have any questions regarding the proposals, or need assistance with voting, please call Computershare Fund Services, the Fund’s proxy solicitor, toll free at 1-866-735-3933.

Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

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